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                                                             EXHIBIT 99(a)(5)(i)



FOR IMMEDIATE RELEASE


     Contacts:

     Citigate Dewe Rogerson
     Patricia Baronowski/Susan Sweeney
     1 (212) 688-6840

                    ASIA PACIFIC FUND COMMENCES TENDER OFFER

(NEW YORK, NY May 30, 2002) - The Asia Pacific Fund, Inc. (NYSE, PCX: APB) announced today that it has commenced a tender offer to purchase 25%, or 3,448,024 of the Fund's outstanding shares, which will terminate at 5 P.M., New York City time, on June 28, 2002, or on such later date to which the offer is extended. The offer price will be an amount equal to 95% of the net asset value per share (representing a 5% discount), as determined by the Fund at the close of regular trading on the New York Stock Exchange on the termination date.

On May 24, 2002, the Fund's net asset value per share was $12.04, and the closing price on the New York Stock Exchange was $11.00, representing an 8.64% discount from net asset value.

The Asia Pacific Fund is a diversified, closed-end U.S. registered management investment company managed by Baring Asset Management (Asia) Limited. As of May 24, 2002, the Fund's total net assets were approximately $166 million.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares.

THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL SHOULD BE READ BY STOCKHOLDERS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN FREE OF CHARGE THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL FROM THE WEB SITE OF THE SECURITIES AND EXCHANGE COMMISSION (HTTP://WWW.SEC.GOV). THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL HAVE BEEN MAILED TO STOCKHOLDERS.

For general information, contact Citigate Dewe Rogerson 1-800-626-0993 or the Fund at 1-888-4-ASIA-PAC.